MONARCH PLAZA SUITE 1600 3414 PEACHTREE ROAD N.E. ATLANTA, GEORGIA 30326 PHONE: 404.577.6000 FAX: 404.221.6501 WWW.BAKERDONELSON.COM

MICHAEL RAFTER

DIRECT DIAL: 404.443.6702

DIRECT FAX: 404.238.9626

MRAFTER@BAKERDONELSON.COM

December 16, 2014

VIA FEDERAL EXPRESS

Mr. Tom Kluck

Legal Branch Chief

Securities and Exchange Commission

Washington, DC 20549

Re:	Strategic Storage Growth Trust, Inc. (the “Issuer”)

Amendment No. 1 to Registration Statement of Form S-11

File No.: 333-193480

Dear Mr. Kluck:

This letter is sent in response to your letter dated October 29, 2014 setting forth your comment to the Issuer’s Amendment No. 1 to the Registration Statement. We have reproduced your comments and have included our responses below.

Prospectus Cover Page

1. We note your response to comment 13 of our letter dated January 22, 2014, and we reissue in part our prior comment. We note your narrative risk factor disclosure at the top of page 32 in regards to conflicts of interest and the termination of the advisory agreement. Please add a cover page and summary risk factor to address the specific risk that there will be significant fees if the advisory agreement is involuntarily terminated.

Response: In response to this comment, we have revised the cover page risk factors as follows:

•	We will pay substantial fees and expenses to our advisor, its affiliates and participating broker-dealers for the services they provide to us, which will reduce cash available for investment and distribution. We may be required to pay our advisor a significant distribution if our advisory agreement is involuntarily terminated.

We have revised the summary risk factors on page 14 as follows:

•	Payment of fees to our advisor and its affiliates will reduce cash available for investment and distribution, and we may be required to pay our advisor a significant distribution if our advisory agreement is involuntarily terminated.

Such revisions are included in Pre-Effective Amendment No. 2 to the Issuer’s Registration Statement (“Amendment No. 2”). We respectfully request that you clear this comment.

Questions and Answers about this Offering, page 1

2. We note your response to comment 15 of our letter dated January 22, 2014. We note that you may seek a liquidity event in five years, but you are not required to do so. Please revise this section to clarify whether under your Articles of Incorporation if you are a finite-life corporation or infinite-life corporation.

Mr. Tom Kluck

Response: In response to this comment, we respectfully submit that we believe it would be potentially misleading to state on page 1 that the Issuer is an infinite-life corporation, as such language could mislead potential investors as to the Issuer’s objective of achieving a liquidity event. We further note that the offering materials of the Issuer’s peer REITs do not state that such REITs are “finite-life” or “infinite-life” corporations. The industry’s reference to “finite-life” and “infinite-life” corporations is a misnomer. Unless a corporation has a liquidation date in its charter (which is extremely rare), it is an “infinite-life” corporation. Maryland General Corporation Law Section 2-103(1) states: “Unless otherwise provided by law or its charter, a Maryland corporation has the general powers, whether or not they are set forth in its charter, to . . . [h]ave perpetual existence, although existence may be limited to a specified period if the limitation is stated in a charter provision adopted after May 31, 1908.” The Issuer’s charter does not state that it has a finite life, and we are aware of no REITs that pin the termination of their corporate existence on the achievement of a liquidity event.

The industry reference to “finite-life” really refers to the time period during which a REIT is non-traded and has no relevance to its actual corporate existence. A non-traded REIT (including the Issuer) has a full range of liquidity options (which liquidity options are not necessarily tied to the Issuer’s corporate existence), including but not limited to, listing on a national exchange, merger with another company, or liquidation. However, in order to attempt to address this comment, we have made the following revision to page 18 of the prospectus:

However, we cannot assure you that we will achieve one or more of the above-described liquidity events within the time frame contemplated or at all. This time frame represents our best faith estimate of the time necessary to build a portfolio sufficient enough to effectuate one of the liquidity events listed above. Our charter does not provide a date for termination of our corporate existence and does not require us to pursue a liquidity transaction at any time. Our board of directors has the sole discretion to continue operations beyond five years after completion of the offering if it deems such continuation to be in the best interests of our stockholders.

We respectfully request that you clear this comment.

Our Self Storage Properties, page 55

3. You disclose that you acquired two self storage facilities on July 31, 2014. Please tell us your consideration of any financial statement requirements for these acquisitions and provide us with your analysis.

Response: In connection with the acquisition of these self storage facilities on July 31, 2014, the Issuer did consider and analyze the financial statement requirements of Rule 3-14 of Regulation S-X. The Issuer intended to file the audited financial statements of these two properties within the timing requirements set forth in Item 9.01(a)(4) of the Instructions to Form 8-K as if the Issuer were a reporting company under the Securities Exchange Act of 1934 (i.e. on or before October 16, which is not later than 71 calendar days after the date that the initial report on Form 8-K would have been filed). Since Amendment No. 1 was filed on September 26, 2014 (before this timing requirement), the audited financial statements for these properties were not included in Amendment No. 1, while the Issuer was conducting the audit. However, the financial statements for these two properties are included in Amendment No. 2 filed herewith. We respectfully request that you clear this comment.

Appendix C – Prior Performance Table, page C-1

4. With respect to Table III and the source of distributions, please revise to separately quantify the source of distributions from (i) operations and (ii) the sale of properties. In addition, please revise to specifically quantify the sources and amounts “From all other sources.”

Mr. Tom Kluck

Response: In response to your comment, we have revised the source of distributions section of Table III to quantify that all such distributions were either sourced from (i) operations or (ii) offering proceeds. We removed any reference to other sources.

5. With respect to Table IV, we note your disclosure in footnote (5) to the table that describes how you calculated annualized return on investment. Please advise us how your calculation of annualized return on investment is consistent with the calculation in Disclosure Guidance Topic No. 6, in endnote (10).

Response: In response to your comment, we have revised our footnote (5) relating to the calculation of annualized return on investment to more closely match the language contained in Disclosure Guidance Topic No. 6. This revision to the language did not impact the calculation of the annualized return shown.

If you have any questions or require any additional information or documents, please contact the undersigned (404/443-6702; mrafter@bakerdonelson.com).

Very truly yours,

Michael K. Rafter

BAKER, DONELSON, BEARMAN, CALDWELL & BERKOWITZ, P.C.